Exhibit 99.1

October 28, 2025	510 Burrard Street, 3rd Floor Vancouver BC, V6C 3B9 www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: IM CANNABIS CORP.

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Special Meeting
Record Date for Notice of Meeting :	November 12, 2025
Record Date for Voting (if applicable) :	November 12, 2025
Beneficial Ownership Determination Date :	November 12, 2025
Meeting Date :	December 29, 2025
Meeting Location (if available) :	Toronto, ON
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	No

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	Yes
Beneficial Holders Stratification Criteria:	Not Applicable
NAA for Registered Holders	No

Voting Security Details: Description	CUSIP Number	ISIN
COMMON	44969Q406	CA44969Q4060

Sincerely,

Computershare
Agent for IM CANNABIS CORP.